UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                                AutoNation, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   05329W102
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 John G. Finley
                         Simpson Thacher & Bartlett LLP
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000
------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 March 6, 2006
------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 19 Pages
                             Exhibit Index: Page 17

CUSIP No. 05329W102                                              PAGE 2 of 19
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Partners, L.P., a Delaware limited partnership

        IRS IDENTIFICATION NO.:  22-2875193
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________

4       SOURCE OF FUNDS
               N/A
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           50,593,284
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
  OWNED BY EACH     ____________________________________________________________
REPORTING PERSON
      WITH
                    9      SOLE DISPOSITIVE POWER

                           50,593,284
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    77,321,800
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          [_]
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    29.4%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    PN
________________________________________________________________________________

CUSIP No. 05329W102                                               PAGE 3 of 19
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Institutional Partners, L.P., a Delaware limited partnership

        IRS IDENTIFICATION NO.:  06-1456821
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________

4       SOURCE OF FUNDS
               N/A
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           342,305
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
 OWNED BY EACH      ____________________________________________________________
 REPORTING PERSON
       WITH
                    9      SOLE DISPOSITIVE POWER

                           342,305
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    77,321,800
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                         [_]
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    29.4%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    PN
________________________________________________________________________________

CUSIP No. 05329W102                                              PAGE 4 of 19
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Investors, L.L.C., a Delaware limited liability company

        IRS IDENTIFICATION NO.:  13-4095958
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________

4       SOURCE OF FUNDS
               N/A
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           17,025,197
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
  OWNED BY EACH     ____________________________________________________________
REPORTING PERSON
      WITH
                    9      SOLE DISPOSITIVE POWER

                           17,025,197
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    77,321,800
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          [_]
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    29.4%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    OO
________________________________________________________________________________

CUSIP No. 05329W102                                              PAGE 5 of 19
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Investments, Inc., a Delaware corporation

        IRS IDENTIFICATION NO.:
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________

4       SOURCE OF FUNDS
               N/A
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           182,235
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
  OWNED BY EACH     ____________________________________________________________
 REPORTING PERSON
       WITH
                    9      SOLE DISPOSITIVE POWER

                           182,235
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    77,321,800
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                         [_]
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    29.4%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    CO
________________________________________________________________________________

CUSIP No. 05329W102                                              PAGE 6 of 19
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        CBL Partners, L.P., a Delaware limited partnership

        IRS IDENTIFICATION NO.:  06-1526810
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________

4       SOURCE OF FUNDS
               N/A
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           8,819,389
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
  OWNED BY EACH     ____________________________________________________________
 REPORTING PERSON
       WITH
                    9      SOLE DISPOSITIVE POWER

                           8,819,389
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    77,321,800
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          [_]
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    24.9%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    PN
________________________________________________________________________________

CUSIP No. 05329W102                                              PAGE 7 of 19
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tynan, LLC, a Delaware limited liability company

        IRS IDENTIFICATION NO.:
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________

4       SOURCE OF FUNDS
               N/A
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           3,717
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
  OWNED BY EACH     ____________________________________________________________
 REPORTING PERSON
       WITH
                    9      SOLE DISPOSITIVE POWER

                           3,717
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    77,321,800
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          [_]
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    29.4%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    OO
________________________________________________________________________________

CUSIP No. 05329W102                                              PAGE 8 of 19
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ESL Investment Management, LLC, a Delaware limited liability company

        IRS IDENTIFICATION NO.:
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________

4       SOURCE OF FUNDS
               N/A
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           95,673
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
  OWNED BY EACH     ____________________________________________________________
 REPORTING PERSON
       WITH
                    9      SOLE DISPOSITIVE POWER

                           95,673
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    77,321,800
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                         [_]
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    29.4%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    OO
________________________________________________________________________________

CUSIP No. 05329W102                                              PAGE 9 of 19
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Edward S. Lampert

        IRS IDENTIFICATION NO.:
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________

4       SOURCE OF FUNDS
               N/A
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           77,188,083
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
  OWNED BY EACH     ____________________________________________________________
 REPORTING PERSON
       WITH
                    9      SOLE DISPOSITIVE POWER

                           77,188,083
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    77,321,800
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          [_]
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    29.4%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    IN
________________________________________________________________________________

CUSIP No. 05329W102                                              PAGE 10 of 19
________________________________________________________________________________

1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        William C. Crowley

        IRS IDENTIFICATION NO.:
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) X
                                                                        (b) _
________________________________________________________________________________

3       SEC USE ONLY
________________________________________________________________________________

4       SOURCE OF FUNDS
               N/A
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                                [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
________________________________________________________________________________

                    7      SOLE VOTING POWER

                           133,717
                    ____________________________________________________________

                    8      SHARED VOTING POWER
 NUMBER OF SHARES
   BENEFICIALLY            0
  OWNED BY EACH     ____________________________________________________________
 REPORTING PERSON
       WITH
                    9      SOLE DISPOSITIVE POWER

                           133,717
                    ____________________________________________________________

                    10     SHARED DISPOSITIVE POWER

                           0
________________________________________________________________________________

11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    77,321,800
________________________________________________________________________________

12                  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                         [_]
________________________________________________________________________________

13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    29.4%
________________________________________________________________________________
14
                    TYPE OF REPORTING PERSON
                    IN
________________________________________________________________________________

         This Amendment No. 8 to Schedule 13D (this "Amendment") amends and supplements certain Items of the Schedule 13D, as amended, filed by ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, L.L.C., a Delaware limited liability company ("Investors"), ESL Investments, Inc. ("Investments"), CBL Partners, L.P., a Delaware limited partnership ("CBL"), Tynan, LLC ("Tynan"), ESL Investment Management, LLC, a Delaware limited liability company ("ESLIM"), Edward S. Lampert and William C. Crowley, both United States citizens, by furnishing the information set forth below. ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, Mr. Lampert and Mr. Crowley are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.

Item 2.  Identity and Background

Item 2 is hereby amended and restated in its entirety to read as follows:

     (a) This Schedule 13D is being filed by a group consisting of the Filing Persons. Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of Investments (the "ESL Investments Directors and Officers"). Other than the ESL Investments Directors and Officers, there are no persons or corporations controlling or ultimately in control of Investments.

     (b) The principal place of business of each of the Filing Persons is 200 Greenwich Avenue, Greenwich, CT 06830.

     (c) This Statement is filed on behalf of ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, Mr. Lampert and Mr. Crowley. The general partner of ESL is RBS Partners, L.P., a Delaware limited partnership ("RBS"). RBS is the managing member of Investors. RBS Investment Management, LLC, a Delaware limited liability company ("RBSIM"), is the general partner of Institutional. Investments is the general partner of RBS and CBL and the managing member of RBSIM. Mr. Lampert is the Chairman, Chief Executive Officer and Director of Investments and the managing member of ESLIM. Mr. Crowley is the President and Chief Operating Officer of Investments and the sole member of Tynan. Mr. Lampert and Mr. Crowley were appointed to the Board of Directors of the Issuer on January 29, 2002. In the aforementioned capacities, ESL, Institutional, Investors, Investments, CBL, Tynan, ESLIM, Mr. Lampert and Mr. Crowley each may be deemed to be the beneficial owner of the Shares reported herein.

          The principal business of ESL, Institutional, Investors, CBL, Tynan and ESLIM is purchasing, holding and selling securities for investment purposes. The principal business of RBS is serving as the general partner of ESL and the managing member of Investors. The principal business of RBSIM is serving as the general partner of Institutional. The principal business of Investments is serving as the general partner of RBS and CBL and the managing member of RBSIM. Mr. Lampert's principal business is serving as the Chairman, Chief Executive Officer and director of Investments and the managing member of ESLIM. Mr. Crowley's principal business is serving as the President and Chief Operating Officer of Investments and the sole member of Tynan.

     (d)-(e) During the past five years, none of the foregoing entities or natural persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either cast of the type specified in Items 2(d) or (e) of Schedule 13D.

     (f) ESL, Institutional, Investors, Investments, CBL, Tynan and ESLIM are organized in Delaware, and Mr. Lampert and Mr. Crowley are citizens of the United States.

Item 4.  Purpose of Transaction

Item 4 is hereby supplemented as follows:

         On March 7, 2006, the Issuer announced a recapitalization transaction, which includes a cash tender offer (the "Equity Tender Offer") to purchase up to 50,000,000 Shares of the Issuer's Common Stock. The Filing Persons, collectively, have the right to tender 77,061,800 Shares into the Equity Tender Offer. (This number does not include 130,000 Shares beneficially owned by Mr. Lampert pursuant to director stock options and 130,000 Shares beneficially owned by Mr. Crowley pursuant to director stock options.) The Filing Persons have agreed to tender all 77,061,800 of such Shares into the Equity Tender Offer, subject to certain conditions as set forth in a letter agreement, dated March 6, 2006, from Investments to the Issuer (the "Tender Offer Letter Agreement"), a copy of which is attached hereto as Exhibit 2 and which is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

     (a)-(b) The Filing Persons may be deemed to beneficially own an aggregate of 77,321,800 Shares (which represents approximately 29.4% of the 262,522,388 Shares outstanding on February 24, 2006, as disclosed in the Issuer's Annual Report on Form 10-K for the year ended December 31, 2005).


                     NUMBER OF          PERCENTAGE
                      SHARES                OF             SOLE          SHARED          SOLE            SHARED
 REPORTING         BENEFICIALLY         OUTSTANDING        VOTING        VOTING       DISPOSITIVE      DISPOSITIVE
  PERSON               OWNED              SHARES           POWER          POWER          POWER            POWER


ESL Partners,
L.P.               77,321,800 (1)         29.4%         50,593,284          0          50,593,284            0

ESL
Institutional
Partners L.P.      77,321,800 (1)         29.4%          342,305            0            342,305             0

ESL Investors,
L.L.C.             77,321,800 (1)         29.4%         17,025,197          0          17,025,197            0

ESL Investments,
Inc.               77,321,800 (1)         29.4%          182,235            0            182,235             0

CBL Partners,
L.P.               77,321,800 (1)         29.4%         8,819,389           0           8,819,389            0

Tynan, LLC         77,321,800 (1)         29.4%           3,717             0             3,717              0

ESL Investment
Management, LLC    77,321,800 (1)         29.4%           95,673            0            95,673              0

Edward S.
Lampert            77,321,800 (1)         29.4%        77,188,083 (2)       0        77,188,083 (2)          0


William C.
Crowley            77,321,800 (1)         29.4%         133,717 (3)         0          133,717 (3)           0


(1) This number consists of: 50,593,284 Shares held for the account of ESL, 342,305 Shares held for the account of Institutional, 17,025,197 Shares held for the account of Investors, 182,235 Shares held for the account of Investments, 8,819,389 Shares held for the account of CBL, 3,717 Shares held for the account of Tynan, 95,673 Shares held for the account of ESLIM, 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Lampert and 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Crowley.

 (2) This number consists of: 50,593,284 Shares held for the account of ESL, 342,305 Shares held for the account of Institutional, 17,025,197 Shares held for the account of Investors, 182,235 Shares held for the account of Investments, 8,819,389 Shares held for the account of CBL, 95,673 Shares held for the account of ESLIM and 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Lampert.

(3) This number consists of: 3,717 Shares held for the account of Tynan and 130,000 Shares issuable upon the exercise of director stock options held for the account of Mr. Crowley.

     (c) Except as set forth herein, there have been no transactions in Shares by any of the Filing Persons during the past 60 days.

     (d)     Not applicable.

     (e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby supplemented as follows:

     Item 4 of this Schedule 13D is incorporated herein by reference.

     As stated in Item 4 hereof, on March 6, 2006 Investments agreed to tender 77,061,800 Shares into the Equity Tender Offer, subject to certain conditions set forth in the Tender Offer Letter Agreement.

     The summary of the Tender Offer Letter Agreement contained herein is qualified in its entirety by reference to the Tender Offer Letter Agreement, which is attached hereto as Exhibit 2 and which is incorporated herein by reference.

Item 7.   Material to Be Filed as Exhibits

Exhibit 2 Tender Offer Letter Agreement, dated March 6, 2006, from ESL Investments, Inc. to AutoNation, Inc.

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2006


                                       ESL PARTNERS, L.P.

                                       By:  RBS Partners, L.P., as its general
                                            partner

                                       By:  ESL Investments, Inc., as its
                                            general partner


                                       By:  /s/ Theodore W. Ullyot
                                            -----------------------------------
                                            Name:   Theodore W. Ullyot
                                            Title:  EVP & General Counsel


                                       ESL INSTITUTIONAL PARTNERS, L.P.

                                       By:  RBS Investment Management, L.L.C.,
                                            as its general partner

                                       By:  ESL Investments, Inc., as its
                                            manager

                                       By:  /s/ Theodore W. Ullyot
                                            -----------------------------------
                                            Name:   Theodore W. Ullyot
                                            Title:  EVP & General Counsel

                                       ESL INVESTORS, L.L.C.

                                       By:  RBS Partners, L.P., as its managing
                                            member

                                       By:  ESL Investments, Inc., as its
                                            general partner


                                       By:  /s/ Theodore W. Ullyot
                                            -----------------------------------
                                            Name:   Theodore W. Ullyot
                                            Title:  EVP & General Counsel


                                       ESL INVESTMENTS, INC.


                                       By:  /s/ Theodore W. Ullyot
                                            -----------------------------------
                                            Name:  Theodore W. Ullyot
                                            Title:  EVP & General Counsel

                                       CBL PARTNERS, L.P.

                                       By:  ESL Investments, Inc., as its
                                            general partner


                                       By:  /s/ Theodore W. Ullyot
                                            -----------------------------------
                                            Name:   Theodore W. Ullyot
                                            Title:  EVP & General Counsel


                                       TYNAN, LLC

                                       By:  /s/ William C. Crowley
                                            -----------------------------------
                                            Name:   William C. Crowley
                                            Title:  Member


                                       ESL INVESTMENT MANAGEMENT, L.L.C.

                                       By:  /s/ Theodore W. Ullyot
                                            -----------------------------------
                                            Name:   Theodore W. Ullyot
                                            Title:  EVP & General Counsel


                                       EDWARD S. LAMPERT

                                       /s/ Edward S. Lampert
                                       ----------------------------------------
                                       Edward S. Lampert


                                       WILLIAM C. CROWLEY

                                       /s/ William C. Crowley
                                       ----------------------------------------
                                       William C. Crowley

                                 SCHEDULE I

     The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director's or executive officer's principal business address is 200 Greenwich Avenue, Greenwich, CT 06830. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to ESL Investments, Inc.

Name and Business Address     Principal Occupation               Citizenship

Robert Jackowitz              Treasurer                          United States

Theodore W. Ullyot            Executive Vice President and       United States
                              General Counsel

William C. Crowley            President and Chief                United States
                              Operating Officer

Edward S. Lampert             Director, Chairman and Chief       United States
                              Executive Officer

                                  EXHIBIT INDEX

Exhibit 2 Tender Offer Letter Agreement, dated March 6, 2006, from ESL Investments, Inc. to AutoNation, Inc.

                                     EXHIBIT 2

                           TENDER OFFER LETTER AGREEMENT


                                   March 6, 2006



Mr. Mike Jackson
Chairman and Chief Executive Officer
AutoNation, Inc.
AutoNation Tower
110 S.E. 6th Street
Fort Lauderdale, Florida 33301

                         Re:   Proposed Equity Tender Offer

Dear Mike:

         I am writing to you in reference to the proposed cash tender offer (the "Equity Tender Offer") by AutoNation, Inc. (the "Company") to purchase up to 50,000,000 shares of the Company's common stock (the "Common Stock"), substantially upon the terms of the draft Offer to Purchase received from the Company and the related draft Letter of Transmittal received from the Company. As described by the Company, the Equity Tender Offer is one part of a recapitalization transaction (the "Transactions") that includes (i) a concurrent tender offer and consent solicitation by the Company for any and all of its 9% senior notes due 2008, (ii) an amendment or an amendment and restatement of the Company's $600 million, unsecured, revolving credit facility to, among other things, provide for a new $300 million term loan facility, which can be increased to $400 million at the Company's option and
(iii) an offering of senior unsecured notes with an aggregate principal amount of approximately $900 million.

         ESL Investments, Inc., together with its affiliated entities and funds ("ESL"), collectively, beneficially own and have the right to tender into the Equity Tender Offer 77,061,800 shares (the "Shares") of Common Stock. In connection with the Company's decision to implement the Transactions, the Company has requested that ESL state its intentions with respect to the Shares and agree to tender the Shares into the Equity Tender Offer. Pursuant to that request by the Company, and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, ESL agrees to tender all of the Shares (without a minimum purchase condition) into the Equity Tender Offer pursuant to and in accordance with the terms of the Equity Tender Offer no later than the tenth business day following the commencement of the Equity Tender Offer, and not withdraw (once tendered) any of the Shares from the Equity Tender Offer. Notwithstanding the foregoing, ESL's obligation to tender (and not withdraw) the Shares is conditioned upon (i) the price to be paid per share of Common Stock in the Equity Tender Offer being not less than $23.00;
(ii) the final expiration of the Equity Tender Offer and the acceptance for payment of the Common Stock tendered therein being no later than April 28, 2006; and (iii) no person commencing a bona fide tender or exchange offer for 5% or more of the Common Stock (other than the Company in connection with the Equity Tender Offer), no merger, acquisition, business combination or other similar transaction with or involving the Company being publicly disclosed and the Company not entering into a definitive agreement or an agreement in principle with any person with respect to a merger, business combination or other similar transaction. In making its decision to tender the Shares, ESL understands that neither the Company nor its Board of Directors will be making any recommendation to ESL regarding whether ESL should tender or refrain from tendering its Shares.

         ESL hereby consents to the Company's disclosure of ESL's agreement to tender (and not withdraw) the Shares in any press releases announcing the Transactions (so long as ESL is provided the opportunity to review and approve such reference in any such release in advance), the various tender offer and other disclosure documents relating to the Transactions (so long as ESL is provided the opportunity to review and approve such reference in any such documents in advance), and in other public disclosures from the Company made in reference to the Transactions.

         We look forward to the successful completion of the Transactions, including the Equity Tender Offer.

                                              Very truly yours,

                                              ESL Investments, Inc.

                                              /s/ Theodore W. Ullyot

                                              Name:   Theodore W. Ullyot
                                              Title:  EVP and General Counsel